UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 17)

Under the Securities Exchange Act of 1934

West Marine, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

954235107
(CUSIP Number)

Randolph K. Repass
500 Westridge Drive
Watsonville, California 95076
(831) 728-2700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 13, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d‑1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 954235107	13D/A	Page 2

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only) Randolph K. Repass
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Source of Funds (See Instructions)	PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization	USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	5,452,400*
	8	Shared Voting Power	234,600
	9	Sole Dispositive Power	6,266,686**
	10	Shared Dispositive Power	234,600
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,501,286
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11)		26.0%***
14	Type of Reporting Person		IN

* Does not include 801,383 shares held by a grantor retained annuity trust, stock options exercisable within 60 days to purchase 10,123 shares, and 2,780 restricted stock units that vest on May 26, 2017.

**     Includes stock options exercisable within 60 days to purchase 10,123 shares, and 2,780 restricted stock units that vest on May 26, 2017.

***  The denominator is based on the 25,001,098 shares of common stock outstanding as of February 17, 2017, as stated on the facing page of the Form 10-K for the fiscal year ended December 31, 2016 (the "Form 10-K") filed by West Marine, Inc.

CUSIP No. 954235107	13D/A	Page 3

This Amendment No. 17 (this "Amendment") amends the Schedule 13D filed by Randolph K. Repass on July 30, 2008, as subsequently amended through Amendment No. 16 (the "Schedule 13D"), with respect to the common stock, par value $0.001 per share, of West Marine, Inc. as specifically set forth herein.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As previously reported, after consulting with her financial advisor, on November 9, 2015, the spouse of Randolph K. Repass gave her financial advisor trading instructions with respect to the sale of up to 12,000 shares of West Marine common stock pursuant to a trading plan in compliance with Section 10(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder.  Accordingly, on November 9, 2015, she entered into a trading plan (the "November 2015 Trading Plan") with Charles Schwab & Co., Inc., a registered broker dealer ("Charles Schwab").  The November 2015 Trading Plan provided for sales at prices at or above $11.80 per share.  The November 2015 Trading Plan expired on November 9, 2016, in accordance with its terms.  No sales were made under the November 2015 Trading Plan.  A copy of the November 2015 Trading Plan was filed as Exhibit 7.01 to Amendment No. 15 to the Schedule 13D.

As previously reported, after considering market and other factors and consulting with his financial advisor, on November 2, 2015, Mr. Repass gave definitive trading instructions to his advisors to sell (i) up to 165,000 shares of West Marine common stock held by Mr. Repass in his revocable trust at prices at or above $12.20 per share, (ii) up to 25,000 shares held by the Repass-Rogers Family Foundation (the "Foundation") at prices at or above $12.10 per share, (iii) up to 15,000 shares held in trust for the benefit of his older son at prices at or above $11.90 per share, and (iv) up to 25,000 shares held in trust for the benefit of his younger son at prices at or above $12.00 per share.  On November 9, 2015, Mr. Repass, as trustee, entered into four trading plans with Charles Schwab in compliance with Section 10(b) of the Exchange Act and the rules and regulations promulgated thereunder.  Each plan expired on November 9, 2016, in accordance with their respective terms.  No sales were made under these trading plans.  A copy of each trading plan was filed as Exhibits 7.02, 7.03, 7.04 and 7.05 to t Amendment No. 15 to the Schedule 13D.

On March 4, 2016, Mr. Repass instructed Schwab to re-register 1.5 million shares of West Marine common stock in the name of the 2016 Randolph K. Repass Grantor Retained Annuity Trust, dated March 1, 2016 (the "GRAT"), and on March 14, 2016, a stock certificate was issued in the name of the GRAT, completing the gift.  Mr. Repass and his brother-in-law, James W. Suozzo, are trustees of the GRAT.  Mr. Repass has sole investment power with respect to the shares held in the GRAT, and Mr. Suozzo has sole voting power with respect to the shares held in the GRAT and sole power to determine the date of annual annuity payments from the GRAT.  The term of the GRAT is two years.  Any shares or other assets remaining in the GRAT upon termination at the end of the two years will be distributed equally to the two remainder beneficiaries.  An instruction letter and stock power, each dated March 13, 2017, were delivered on March 13, 2017, and irrevocably instruct that 698,617 shares of West Marine common stock held by the GRAT be re-registered in the name of Mr. Repass' revocable trust.

Mr. Repass has no current plans or intentions to sell any shares of West Marine common stock, either in his individual capacity or as a trustee.  Mr. Repass reviews his beneficial holdings of West Marine stock, including those of the Foundation, on an ongoing basis and, depending on such review and on various factors, including, without limitation, the trading price of West Marine common stock, market conditions and general economic and industry conditions, Mr. Repass may in the future take such actions with respect to his holdings in West Marine as he deems appropriate.  Such actions include, without limitation, purchasing additional shares of West Marine common stock or selling shares of West Marine common stock from time to time.  Any purchases or sales may be in the open market, in a privately negotiated transaction or otherwise.  While he currently has no definitive plans to sell additional shares other than as set forth above, for estate planning and diversification purposes, Mr. Repass may sell up to 200,000 shares of West Marine common stock each year, and the Foundation also will likely sell additional shares to fulfill its charitable purposes.  Other than as set forth herein, Mr. Repass has no current plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through (j) of Schedule 13D.

Mr. Repass as a member of the West Marine board of directors may, from time to time, become aware of, initiate and/or be involved in discussions which relate to transactions or changes described in Items 4(a) through (j) of Schedule 13D.

CUSIP No. 954235107	13D/A	Page 4

Accordingly, Mr. Repass retains the right to modify his current plans and to formulate new or different plans or proposals that could give rise to such changes or transactions, subject to applicable laws and regulations.

Item 5. Interests in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) See Items 11 and 13 of the second page of this Amendment, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of common stock beneficially owned by Mr. Repass.

(b) See Items 7, 8, 9 and 10 of the second page to this Amendment, which Items are incorporated herein by reference, for the aggregate number of shares of common stock beneficially owned by Mr. Repass as to which there is sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition of such shares of common stock.

Of the 6,501,286 shares shown as beneficially owned by Mr. Repass, includes 234,600 shares held by Mr. Repass' spouse, 277,715 shares held in trust for Mr. Repass' younger adult son, 147,800 shares held in trust for Mr. Repass' older adult son, 40,400 shares held in trust for the benefit of Mr. Repass' grandchildren, 801,383 shares held by the GRAT, 358,201 shares held by the Repass-Rodgers Family Foundation Inc., stock options exercisable within 60 days to purchase 10,123 shares and 2,780 restricted stock units that vest on May 26, 2017.  Mr. Repass has sole voting power with respect to 5,452,400 shares, sole dispositive power with respect to 6,266,686 shares and is deemed to have shared voting and dispositive power with respect to 234,600 shares.  The Foundation is a corporation organized under Section 501(c)(3) of the Internal Revenue Code, and neither Mr. Repass, his wife nor any other member of his family has a pecuniary interest in the shares held by the Foundation.

The percentage of the common stock set forth in this Item 5 was calculated based upon the 25,001,098 shares of common stock outstanding as of February 17, 2017, as stated on the facing page of the Form 10-K.

(c) Other than as reported in Item 4 of this Amendment, Mr. Repass has no transactions in West Marine securities during the 60-day period ended March 17, 2017.

(d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of West Marine's common stock beneficially owned by Mr. Repass, other than the shares held by the Foundation and his wife.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Article XII, Sections C and D of the GRAT provide that Mr. Repass has sole investment power over the shares held by the GRAT and that Mr. Suozzo has sole voting power over such shares.   A copy of the GRAT is being incorporated by reference as Exhibit 7.06 with this Amendment.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

CUSIP No. 954235107	13D/A	Page 5

Exhibit 7.01
Trading Plan, dated as of November 9, 2015, between the Sally-Christine Rogers Separate Property Trust and Charles Schwab & Co., Inc. (incorporated by reference to Exhibit 7.01 of Amendment No. 15 to the Schedule 13D).

Exhibit 7.02
Trading Plan, dated as of November 9, 2015, between the Randolph K. Repass Revocable Trust U/T/A dated 06/26/96 and Charles Schwab & Co., Inc. (incorporated by reference to Exhibit 7.02 of Amendment No. 15 to the Schedule 13D).

Exhibit 7.03
Trading Plan, dated as of November 9, 2015, between the Repass-Rogers Family Foundation and Charles Schwab & Co., Inc. (incorporated by reference to Exhibit 7.03 of Amendment No. 15 to the Schedule 13D).

Exhibit 7.04
Trading Plan, dated as of November 9, 2015, between the Randolph K. Repass Jr. 2012 Irrevocable Trust and Charles Schwab & Co., Inc. (incorporated by reference to Exhibit 7.04 of Amendment No. 15 to the Schedule 13D).

Exhibit 7.05
Trading Plan, dated as of November 9, 2015, between the Kent-Harris Repass 2012 Irrevocable Trust and Charles Schwab & Co., Inc. (incorporated by reference to Exhibit 7.05 of Amendment No. 15 to the Schedule 13D).

Exhibit 7.06	Randolph K. Repass 2016 Grantor Retained Annuity Trust dated March 1, 2016 (incorporated by reference to Exhibit 7.06 of Amendment No. 16 to the Schedule 13D).

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date:   March 15, 2017 By: /s/ Randolph K. Repass
                        Randolph K. Repass